UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, as amended (the “Act”) and in connection with such notice submits the following information:

Name:	Hancock Park Corporate Income, Inc.

Address of Principal Business Office:	10 South Wacker Drive, Suite 2500
Chicago, Illinois 60606

Telephone Number:	(847) 734-2060

Name and Address of Agent for	Jeffrey Cerny
Service of Process:	10 South Wacker Drive, Suite 2500
Chicago, Illinois 60606

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 21st day of December, 2015.

Hancock Park Corporate Income, Inc.

/s/ Bilal Rashid
Name: Bilal Rashid
Title: President and Chief Executive Officer

Attest:	/s/ Glen Ostrander
Name: Glen Ostrander
Title: Managing Director, OFS Capital Management, LLC